UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

HOOKIPA Pharma Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

43906K 100

(CUSIP Number)

Armance Bordes

Sofinnova Partners SAS

7-11 blvd Haussmann

75009 Paris

France

+33 1 76 23 41 09

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43906K 100	Page 2 of 10

1.	Name of Reporting Persons Sofinnova Capital VI FCPR (“SC VI”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power

3,142,596 shares of common stock, except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC VI, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”), and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

8. Shared Voting Power See row 7.

9.       Sole Dispositive Power

3,142,596 shares of common stock, except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Richter, Saulnier, and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

10. Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.5%[1]
14.	Type of Reporting Person (see instructions) 00

[1]	Percentage of class is calculated based on 25,994,658 shares of common stock and 3,819,732 shares of Class A common stock outstanding as of April 1, 2021, as reported in the Issuer’s Proxy Statement, filed with the SEC on April 20, 2021.

CUSIP No. 43906K 100	Page 3 of 10

1.	Name of Reporting Persons Sofinnova Partners SAS (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, Papiernik, Richter, Saulnier, and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

8. Shared Voting Power See row 7.

9.       Sole Dispositive Power

3,142,596 shares of common stock, except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Richter, Saulnier, and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

10. Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.5%[2]
14.	Type of Reporting Person (see instructions) 00

[2]	Percentage of class is calculated based on 25,994,658 shares of common stock and 3,819,732 shares of Class A common stock outstanding as of April 1, 2021, as reported in the Issuer’s Proxy Statement, filed with the SEC on April 20, 2021.

CUSIP No. 43906K 100	Page 4 of 10

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.       Shared Voting Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.       Shared Dispositive Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.5%[3]
14.	Type of Reporting Person (see instructions) IN

[3]	Percentage of class is calculated based on 25,994,658 shares of common stock and 3,819,732 shares of Class A common stock outstanding as of April 1, 2021, as reported in the Issuer’s Proxy Statement, filed with the SEC on April 20, 2021.

CUSIP No. 43906K 100	Page 5 of 10

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.       Shared Voting Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.       Shared Dispositive Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.5%[4]
14.	Type of Reporting Person (see instructions) IN

[4]	Percentage of class is calculated based on 25,994,658 shares of common stock and 3,819,732 shares of Class A common stock outstanding as of April 1, 2021, as reported in the Issuer’s Proxy Statement, filed with the SEC on April 20, 2021.

CUSIP No. 43906K 100	Page 6 of 10

1.	Name of Reporting Persons Henrijette Richter (“Richter”)_
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Danish Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.       Shared Voting Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Richter, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.       Shared Dispositive Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Richter, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.5%[5]
14.	Type of Reporting Person (see instructions) IN

[5]	Percentage of class is calculated based on 25,994,658 shares of common stock and 3,819,732 shares of Class A common stock outstanding as of April 1, 2021, as reported in the Issuer’s Proxy Statement, filed with the SEC on April 20, 2021.

CUSIP No. 43906K 100	Page 7 of 10

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.       Shared Voting Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.       Shared Dispositive Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.5%[6]
14.	Type of Reporting Person (see instructions) IN

[6]	Percentage of class is calculated based on 25,994,658 shares of common stock and 3,819,732 shares of Class A common stock outstanding as of April 1, 2021, as reported in the Issuer’s Proxy Statement, filed with the SEC on April 20, 2021.

CUSIP No. 43906K 100	Page 8 of 10

1.	Name of Reporting Persons Graziano Seghezzi (“Seghezzi”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Italian Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.       Shared Voting Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.       Shared Dispositive Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.5%[7]
14.	Type of Reporting Person (see instructions) IN

[7]	Percentage of class is calculated based on 25,994,658 shares of common stock and 3,819,732 shares of Class A common stock outstanding as of April 1, 2021, as reported in the Issuer’s Proxy Statement, filed with the SEC on April 20, 2021.

CUSIP No. 43906K 100	Page 9 of 10

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements (i) the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Sofinnova Capital VI FCPR (“SC VI”), Sofinnova Partners SAS, a French corporation (“SP SAS”), Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”), and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC VI and SP SAS, the “Reporting Persons”) on April 30, 2019, (ii) the Amendment No. 1 to the Schedule 13D filed with the SEC by the Reporting Persons on February 2, 2021 and (iii) the Amendment No. 2 to the Schedule 13D filed with the SEC by the Reporting Persons on March 31, 2021 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

(c)	SC VI sold common stock of the Issuer on the following date at the daily average price indicated below:

Date	Shares	Per Share Average Price	How Effected
April 21, 2021	328,620	$11.6012	Open Market
Total:	328,620

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of April 29, 2019, by and among Sofinnova Capital VI FCPR, Sofinnova Partners SAS, Denis Lucquin, Antoine Papiernik, Henrijette Richter, Monique Saulnier and Graziano Seghezzi (incorporated by reference to Exhibit A to the Schedule 13D filed by Sofinnova Capital VI FCPR on April 30, 2019).

CUSIP No. 43906K 100	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2021

SOFINNOVA CAPITAL VI FCPR		SOFINNOVA PARTNERS SAS
Sofinnova Partners SAS

By:	/s/ Monique Saulnier	By:	/s/ Monique Saulnier
Name:	Monique Saulnier	Name:	Monique Saulnier
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi